Bingham McCutchen LLP
                               One Federal Street
                           Boston, Massachusetts 02110


                                                           April 27, 2012


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Pioneer Series Trust VI (the "Trust")
        Registration Statement on Form N-1A
	(File Nos. 333-138560 and 811-21978)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, please accept this letter as a request for Commission's consent to the withdrawal of a Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A of Pioneer Series Trust VI (the "Registrant"), which was filed on April 27, 2012 (Accession No. 0000893660-12-000011) (the "Amendment"), solely with repect to Pioneer Floating Rate Fund, a series of the Registrant.

As noted on the facing page of the Admendment, the Amendment solely relates to Pioneer Multi-Asset Real Return Fund, a different series of the Registrant. However, the Registrant inadvertently included the series identifiers of both funds when it filed the Amendment via EDGAR. No securities of Pioneer Floating Rate Fund have been sold in connection with the Amendment. The currently effective registration statement of Pioneer Floating Rate Fund was filed on February 28, 2012 (Accession No. 0001094521-12-000005).

The Registrant hereby requests that an order be issued granting its request for withdrawal of the Amendment solely with respect to Pioneer Floating Rate Fund as soon as is practicable.

The Registrant is not requesting the withdrawal of the Amendment with respect to Pioneer Multi-Asset Real Return Fund.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions.
                                                       Sincerely,


                                                      /s/ Jeremy B. Kantrowitz
                                                          Jeremy B. Kantrowitz